

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 28, 2023

Christopher Chapman, Jr.
Chief Executive Officer
Telomir Pharmaceuticals, Inc.
900 West Platt Street, Suite 200
Tampa, FL 33606

> **Re: Telomir Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 14, 2023**
> **File No. 333-275534**

Dear Christopher Chapman:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Prospectus Summary
Pre-Clinical Studies, page 4

1. We note your response to comment 11, including your revised disclosure that all preclinical studies described in this section were conducted "with" the assistance of "any" third parties. Please clarify here, and in the Business section, whether all the referenced studies were conducted with or without third party assistance.

Intellectual Property, page 5

2. We note your disclosure regarding Mr. Williams' background as it relates to his "design of novel small molecule therapeutics" as well as his work "collaborat[ing] closely with a leading expert in tobacco chemistry at the University of Kentucky[.]" Please balance your disclosure to clarify, if true, that Mr. Williams does not hold any formal degrees in chemistry or certifications related to the development of pharmaceuticals.

3.   We note your disclosure that Mr. Williams is the "sole inventor of TELOMIR-1" and that his work on TELOMIR-1 "began in late 2020." We also note your citation to a study conducted by Donald R. Burgess in 2004, which appears to compare the structure of TELOMIR-1 with iron. Please reconcile this disclosure, or otherwise advise.

Capitalization, page 41

4.   We note your capitalization table includes "other liabilities," which consists of "trade accounts payable and accrued liabilities" and "accrued interest." Since "trade accounts payable and accrued liabilities" are current liabilities and are not part of your capital structure, please remove these line items from your table.

Business
Post-Chemotherapy Recovery, page 49

5.   We note your reference to the British Journal of Clinical Pharmacology has a footnote, but no corresponding information. Please delete or otherwise advise.

In silico Affinity Studies, page 54

6.   We note your response to prior comment 10. We reissue our comment in full. We continue to note your disclosure that "[y]our pre-clinical studies demonstrate that TELOMIR-1 may uniquely and selectively bind critical metals to interrupt enzyme function . . . and turn off the underlying cause of cancer development and growth." Please revise your disclosure here, and elsewhere as appropriate, to remove the implication that your product is safe or effective as such conclusions are within the sole authority of the FDA and comparable foreign regulators.

General

7.   We note your response to comment 12 and reissue. Please ensure the writing is legible in the visual depictions throughout your draft registration statement. For example only, certain text on pages 50-52 is not legible.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tara Harkins at 202-551-3639 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Joshua Gorsky at 202-551-7836 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Curt Creely